* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EDT) October 23, 2023

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary Meeting to be held on October 25, 2023, at 10:30 a.m. local time at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2023 Extraordinary Meeting Proxy Card - Jowell Global Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" FOR ALL PROPOSALS

(1) To approve by an ordinary resolution of a share consolidation (the "Share Consolidation") that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the "Ordinary Shares") be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the "Preferred Shares") be consolidated into one (1) preferred share, par value $0.0016 each, so that following the Share Consolidation the authorized share capital of the Company will be changed from (a) $50,000 divided into 500,000,000 shares with a nominal or par value of $0.0001 per share of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0001 per share and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0001 per share, to (b) $50,000 divided into 31,250,000 shares of which (x) 28,125,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share and (y)3,125,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the "Share Consolidation Proposal").

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(2) Immediately following the Share Consolidation, to approve by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased from (a) $50,000 divided into 31,250,000 shares of which (x) 28,125,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share and (y) 3,125,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share, to (b) $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the "Share Capital Increase") by newly creation of 421,875,000 ordinary shares with a nominal or par value of $0.0016 per share and 46,875,000 preferred shares with a nominal or par value of $0.0016 per share (the "Share Capital Increase Proposal");

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(3) To approve by a special resolution of the third amended and restated memorandum and articles of association of the Company (the "Third Amended and Restated Memorandum and Articles of Association"), which contains all the proposed amendments mentioned in this proxy statement and a copy of which has been produced to this meeting and marked as "Annex A" of the proxy statement ("Amendment to M&A Proposal").

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
______________	______________	______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

JOWELL GLOBAL LTD.

Extraordinary General Meeting of Shareholders

October 25, 2023

JOWELL GLOBAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Haiting Li, with full power of substitution, as proxy to represent and vote all shares of Ordinary Shares of Jowell Global Ltd. (the "Company"), which the undersigned will be entitled to vote if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on October 25, 2023, at 10:30 a.m., Local Time (October 24, 2023, at 10:30 p.m., U.S. Eastern Time), at the corporate headquarters of the Company, located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082, upon matters set forth in the Notice Of Extraordinary General Meeting Of Shareholders, a copy of which has been received by the undersigned. Each Ordinary Share is entitled to one vote. Each Preferred Share is entitled to two votes. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSALS LISTED, AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

☐ Please check here if you plan to attend the Extraordinary Meeting of Shareholders on October 25, 2023, at 10:30 a.m., Local Time (October 24, 2023, at 10:30 p.m., U.S. Eastern Time)

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)